Exhibit 12.1

Earnings to Fixed Charges

(In thousands, except ratios)

	Nine Months Ended		Years Ended December 31,
	9/30/2017		2016		2015		2014		2013		2012
Ratio of Earnings to Fixed Charges
Total revenue	$170,610		$217,070		$209,077		$207,092		$197,897		$190,092
Operating expenses	124,428		161,357		156,147		155,163		162,628		154,996

Operating income	46,182		55,713		52,930		51,929		35,269		35,096
Non-Operating Items :
Loss on early extinguishment of debt	—		—		—		—		(7)		36
Change in fair value of derivatives	(2)		(6)		(10)		(10)		(497)		—
Gain on sales of properties			1,013		11		6,069
Gain on casualty settlements	—		—		—		—		77		219

Income from continuing operations	46,180		56,720		52,931		57,988		34,842		35,351

Fixed Charges:
Interest and amortization of deferred debt expense	35,585		45,683		45,165		46, 034		46,589		49,544
Capitalized Interest	2,495		2,527		2,166		689		170		42

Total fixed charges	38,080		48,210		47,331		46,723		46,759		49,586

Less: Capitalized Interest	(2,495)		(2,527)		(2,166)		(689)		(170)		(42)

Earnings	$81,765		$102,403		$98,096		$104,022		$81,431		$84,895

Fixed charges and preferred dividends :
Total fixed charges	$38,080		$48,210		$47,331		$46,723		$46,759		$49,586
Preferred stock dividends	9,281		12,375		12,375		13,361		13,983		15,140

Total fixed charges and preferred dividends	$47,361		$60,585		$59,706		$60,084		$60,742		$64,726

Ratio of earnings to combined fixed charges and preferred dividends	1.73	X	1.69	X	1.64	X	1.73	X	1.34	X	1.31	X